UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  SURREY, INC.
                                (Name of Issuer)

                                COMMON STOCK AND
                    REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                         (Title of Class of Securities)

                                   Unit: 86888L 20 8
                           Common Stock: 86888L 10 9
                                Warrant: 86888L 11 7
                                 (CUSIP Number)

                               JOHN VAN DER HAGEN
                              13110 TRAILS END ROAD
                                LEANDER, TX 78641
                                 (512) 267-7272
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 9, 1998
                      (Date of Event Which Requires Filing
                               of This Statement)

                       (Cover page continued on next page)

                                Page 1 of 6 Pages

                                  SCHEDULE 13G

---------------------------   --------------------------------------------------
CUSIP NO. 86888L 10 9             PAGE       2       OF       6       PAGES
          -----------                   -----------      -----------
---------------------------   --------------------------------------------------

-------------- -----------------------------------------------------------------
 1             NAMES OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                        John B. van der Hagen and
                        Mary A. van der Hagen, joint tenants
-------------- -----------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                         (b)|_|
-------------- -----------------------------------------------------------------
 3             SEC USE ONLY

-------------- -----------------------------------------------------------------
 4             CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America
---------------------------- ------------ --------------------------------------
                              5           SOLE VOTING POWER

        NUMBER OF                                  884,727 shares (see item 4)
         SHARES              ------------ --------------------------------------
      BENEFICIALLY            6           SHARED VOTING POWER
        OWNED BY
          EACH                                     -0- shares
        REPORTING            ------------ --------------------------------------
         PERSON               7           SOLE DISPOSITIVE POWER
          WITH
                                                   884,727 shares (see item 4)
                             ------------ --------------------------------------
                              8           SHARED DISPOSITIVE POWER

                                                   -0- shares
-------------- -----------------------------------------------------------------
 9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        885,727 shares (see item 4)

-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*                                                    |_|

-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        35.8%
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON*

                        IN
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages

ITEM 1(a).        NAME OF ISSUER.

                           Surrey, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                           13110 Trails End Road
                           Leander, Tx  78641

ITEM 2(a).        NAME OF PERSON FILING.

                           John B. van der Hagen And Mary A. van der Hagen,
                             Joint Tenants

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                           13110 Trails End Road
                           Leander, Tx  78641

ITEM 2(c).        CITIZENSHIP.

                           U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                           Common Stock, No Par Value, and
                           Redeemable Common Stock Purchase Warrants

ITEM 2(e).        CUSIP NO.

                           Common Stock:  CUSIP 86888L 10 9
                           Warrant:  CUSIP 86888L 11 7

                                Page 3 of 6 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

[ ]      (a)      Broker or Dealer registered under Section 15 of the Act;

[ ]      (b)      Bank as defined in Section 3(a)(6) of the Act;

[ ]      (c)      Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]      (d)      Investment Company registered under Section 8 of the
                  Investment Company Act;

[ ]      (e)      Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940;

[ ]      (f)      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]      (g)      Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G) (Note: See Item 7); or

[ ]      (h)      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Not Applicable.

ITEM 4.  OWNERSHIP.

         The Reporting Person transferred 240,000 shares by gift to members of his immediate family.

(a)      Amount Beneficially Owned by Reporting Persons as Joint Tenants:
                                                                  885,727 shares
         (includes 884,727 shares and 1,000 shares issuable pursuant to 1,000 redeemable common stock purchase warrants ("Warrants") which are currently exercisable) (excludes 50,000 options to purchase shares issuable under stock option plan which are not currently exercisable)

(b) Percent of Class (based on 2,473,727 shares outstanding), including 2,472,727 shares outstanding and 1,000 shares issuable upon exercise of
         Mr. van der Hagen's Warrants):                                    35.8%

(c)      Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote (excluding warrant
         shares):                                                 884,727 shares

         (ii) Shared power to vote or to direct the vote:             -0- shares

                                Page 4 of 6 Pages

         (iii) Sole power to dispose or to direct the
         disposition of:                                          884,727 shares

         (iv) Shared power to dispose or to direct the
         disposition of:                                              -0- shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998.

                                               /s/ John B. van der Hagen
                                             -----------------------------------
                                               John B. van der Hagen

                                               /s/ Mary A. van der Hagen
                                             -----------------------------------
                                               Mary A. van der Hagen

                                Page 6 of 6 Pages